EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.              NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

June 22, 2014

ITEM 3.               NEWS RELEASE

Issued June 23, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Company reported that it had entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office (the “Gitanyow Huwilp”) in respect of Seabridge Gold’s KSM Project. Under the agreement, the Company agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues. On the basis of this certainty, the Gitanyow Huwilp and Seabridge hope to build a respectful and productive relationship as the KSM Project develops.

ITEM 5.              FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.               OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.               EXECUTIVE OFFICER

Contact:  Rudi Fronk, Chief Executive Officer
Telephone: (416) 367-9291

ITEM 9.               DATE OF REPORT

DATED at Toronto, Ontario, this 23rd day of  June of 2014

ANNEX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 23, 2014

Seabridge Gold and Gitanyow Wilps Enter Into Agreement
Regarding KSM Project

Toronto, Canada…Seabridge Gold reported today that it has entered into an agreement with the Gitanyow Wilps represented by the Gitanyow Hereditary Chiefs Office (the “Gitanyow Huwilp”) in respect of Seabridge Gold’s KSM Project, located in northwest British Columbia. Under the agreement, Seabridge agrees to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues.

Seabridge Chairman and CEO Rudi Fronk comments that:

“The Gitanyow, whose territory is downstream of the KSM Project, sought certainty that their lands and resources would be protected. Through this agreement, Seabridge is providing a mechanism to monitor the potential impacts of the Project on their resources, which we believe will give greater comfort that the KSM Project will perform as projected, and will assist the Gitanyow Huwilp in their efforts to maintain and improve wildlife and fish populations in the region that might be impacted by the Project. While we believe we have effectively addressed these issues in the project design, we also understand and respect the concerns of the Gitanyow Huwilp. Having addressed these matters in this agreement, we are pleased to have been able to achieve greater certainty for the Project.”

On the basis of this certainty, the Gitanyow Huwilp and Seabridge hope to build a respectful and productive relationship as the KSM Project develops.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net